

September 11, 2012

Via E-mail
Suresh C. Senapaty
Chief Financial Officer and Director
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re: Wipro Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed May 16, 2012**
> **File No. 001-16139**

Dear Mr. Senapaty:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.   With regard to your disclosure of Receivable Days, we note that you adjust for unbilled and unearned revenues and you appear to present quarterly amounts rather than annual amounts. We further note that you disclose Receivable Days some but not all of your

segments and the reason(s) for increases in Receivable Days have not been disclosed. Please tell us what consideration was given to disclosing the following:

- Receivable Days for the entire company or for each segment;
- Receivable Days based on annual periods rather than quarterly periods;
- A more specific explanation of how you adjust Receivable Days for unbilled and unearned revenue; and
- The factors underlying changes in Receivable Days.

As part of your response, please provide us with your calculation of Receivable Days included in your filing. Please refer to Section IV.B.1 of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 18. Income Taxes, page 133

2.   We note that a substantial portion of earnings from your India operations are exempt from Indian income taxes due to certain income tax holidays. Please tell us what consideration was given to disclosing the aggregate impact of the tax holidays on your results of operations, including per share amounts, and the date the tax holidays related to the Special Economic Zone Act will expire. Please refer to SAB Topic 11.C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief